Exhibit 99.1

FARMMI, INC.

9th Floor, Block A, FPI CentER, No. 459 Qianmo Rd, Binjiang District

Hangzhou City, Zhejiang Province 310051

People’s Republic of China

SUPPLEMENT TO PROXY STATEMENT OF

2019 ANNUAL MEETING OF SHAREHOLDERS

This supplement (the "Supplement") to the proxy statement (the "Proxy Statement"), dated June 25, 2019, relates to the meeting of shareholders (the "Meeting") of Farmmi, Inc. ("we", "us", "our", or the "Company") to be held at 3:00 p.m., Beijing Time, on July 27, 2019 (3:00 a.m., Eastern Time, on July 27, 2019) at 9th Floor, Block A, FPI Center, No. 459 Qianmo Rd, Binjiang District, Hangzhou City, Zhejiang Province 310051, People’s Republic of China.  Terms used but not defined in this Supplement have the meanings ascribed to them in the Proxy Statement.

The purpose of this Supplement is to amend and supplement the information contained in the Proxy Statement regarding the beneficial ownership of common stock.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of June 21, 2019 by:

•	Each person who is known by us to beneficially own 5% or more of our outstanding ordinary shares;
•	Each of our directors and named executive officers; and
•	All directors and named executive officers as a group.

The number and percentage of Ordinary Shares beneficially owned are based on 14,329,876 Ordinary Shares as of June 21, 2019, including 12,436,279 issued and outstanding, and 1,893,597 underlying the notes, the repayment of the interest of the notes in shares and the warrants. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable, convertible or repayable within 60 days of June 21, 2019 are deemed outstanding and are deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Farmmi, Inc., No. 307, Tianning Industrial Area, Lishui, Zhejiang Province, People’s Republic of China 323000. No shareholders of record listed in the table are located in the United States.

Ordinary Shares beneficially owned (1)
	Number	Percent
Directors and Named Executive Officers:
Yefang Zhang(2)(3)	9,500,000	66.3%
Zhengyu Wang(2)(3)	9,500,000	66.3%
Jun Zhou(4)	200,000	1.4%
Liang Han	—	0.0%
Yunhao Chen	—	0.0%
Hongdao Qian	—	0.0%
Kangbin Zheng	—	0.0%
All directors and executive officers as a group (seven (7) persons)	9,700,000	67.7%
Principal Shareholders:
FarmNet Limited(2)	9,300,000	64.9%

(1) Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Ordinary Shares.

(2) The sole shareholder of FarmNet Limited is Ms. Yefang Zhang, who is the Chief Executive Officer and Chairwoman of our company. Ms. Zhang’s spouse is Mr. Zhengyu Wang, a director of our company. By virtue of this relationship, Mr. Wang may be deemed to share beneficial ownership of the shares of, and voting and investment power over, our company held by FarmNet Limited with Ms. Zhang.

(3) Ms. Zhang and Mr. Wang’s children who are members of the household of Ms. Zhang and Mr. Wang collectively own 200,000 shares. By virtue of this relationship, Mr. Wang and Ms. Zhang may be deemed to share beneficial ownership of the shares of, and voting and investment power over, our company held by their children.

(4) 200,000 shares consist of 100,000 shares directly owned by Jun Zhou, the Chief Financial Officer of our company, and 100,000 shares owned by Jun Zhou’s spouse.

This Supplement should be read together with the matters set forth in the Proxy Statement.

If you have already returned a validly executed proxy card, your votes will be recorded unless you submit a subsequent proxy or otherwise revoke your prior proxy prior to the Meeting. If your shares are held in "street name" you may revoke any prior vote or proxy by following the voting procedures provided to you by your bank or broker until 11:59 PM, Eastern Time, on July 25, 2019.

If you have any questions or need assistance voting your shares or if you would like additional copies of the proxy materials or if you have questions about the Amendment Proposal you should contact Hunter's proxy solicitation agent and Information Agent at the following address and telephone number:

Secretary

Farmmi, Inc.

No. 307, Tianning Industrial Area

Lishui, Zhejiang Province

People’s Republic of China 323000

+86-057-1875555801